EXHIBIT 99.1

Caledonia Mining Corporation Plc VFEX Listing Update - Oversubscribed Placing

ST HELIER, Jersey, Nov. 29, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL) (“Caledonia” or the “Company”) is delighted to announce that in respect of its Victoria Falls Stock Exchange (“VFEX”) listing, due to extremely positive Zimbabwe investor response, Caledonia has decided to raise more funds than originally anticipated and therefore to issue more shares.

At the offer price of US$12.64 per depositary receipt, Caledonia expects to issue up to approximately 630,000 new shares, raising approximately $7.96million (before expenses). The proceeds of the offer will be used for general corporate purposes in Zimbabwe.

As announced on July 8, 2021 one of the benefits of a listing of depositary receipts representing the Company's shares on the Victoria Falls Stock Exchange ("VFEX") in Zimbabwe is an improvement in the proportion of the revenues received in US dollars for gold produced at the Company's majority owned Blanket Mine. The Company looks forward to benefitting from this development going forward.

The admission of new shares, listing and dealings are expected to occur on or about December 2, 2021.

Commenting on the fund raise and anticipated listing on the VFEX, Steve Curtis, Chief Executive Officer, said:

“The support from Zimbabwe investors has been extremely encouraging and reinforces our belief that this listing is an important milestone, welcoming new shareholders, with a mutual desire for investment in Zimbabwe and who have not, until now, been able to participate in Caledonia’s growth journey.

“The VFEX listing will also enable Caledonia to progress with its next phase of development. The access to 100 per cent USD revenue for incremental gold sales will assist Blanket, and any other new mine Caledonia develops, and will attract investors who are confident that Zimbabwe is a competitive investment environment capable of delivering attractive returns.

“The anticipated listing highlights our continued commitment to Zimbabwe. We are excited about this next stage, and I would like to thank everybody for their continued support.”

Caledonia will announce the exact number of new shares, and depositary receipts, to be issued once subscription monies have been deposited and formalities have been completed in the next few days. Once the securities are issued, the Company’s depositary in Zimbabwe will liaise with the VFEX to have the depositary receipts admitted to electronic trading in Zimbabwe and dealings will commence. The listing and dealings are expected to occur on or about December 2, 2021.

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 802
Camilla Horsfall	Tel: +44 7817 841793

WH Ireland
Adrian Hadden/ Andrew De Andrade	Tel: +44 20 7220 1751

Blytheweigh Financial PR
Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB
Patrick Chidley	Tel: +1 917 991 7701
Paul Durham	Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe)
Debra Tatenda	Tel: +263 77802131

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information",
"financial outlooks" or "future oriented financial information" (collectively, "forward-looking information") within" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development, construction plans, financial and shareholders returns on investment in construction projects and electricity production/supply to the mine.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, the completion of construction projects, the proposed benefits from construction projects and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company's construction plans and assumptions. Security holders, potential security holders and other prospective investors are cautioned that such information may not be appropriate for other purposes and should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners, contractors and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase, construction activity and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned that the assumptions used in the preparation of such forward-looking information, although considered reasonable at the time of preparation, may prove to be imprecise and, accordingly, they should not place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.